Exhibit 99.6

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 CANADA

F: +1 403.264.5973
nortonrosefulbright.com

March 29, 2017

Dear Sirs/Mesdames:

Cenovus Energy Inc. (the Corporation) – Prospectus Supplement

We refer to the prospectus supplement dated March 29, 2017 (the Prospectus Supplement) to the short form base shelf prospectus dated February 24, 2016 relating to the offering of common shares of the Corporation.

We hereby consent to the references in the Prospectus Supplement to our firm name on the second cover page and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to our firm name and our opinion under the heading “Certain Canadian Federal Income Tax Consequences.”

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.